UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HireRight Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

433537107
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433537107	SCHEDULE 13D	Page 2 of 39

1	NAME OF REPORTING PERSON General Atlantic L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,109,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,109,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,109,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 3 of 39

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 4 of 39

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 5 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 6 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 7 of 39

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,862,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,862,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,862,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 8 of 39

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 433537107	SCHEDULE 13D	Page 9 of 39

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 10 of 39

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 11 of 39

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 12 of 39

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 13 of 39

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 14 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 15 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners AIV-1 A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,538,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,538,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,538,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 16 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners AIV-1 B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 17 of 39

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,719,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,719,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,719,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 18 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,438,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,438,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,438,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 19 of 39

1	NAME OF REPORTING PERSON General Atlantic (HRG) Collections, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,438,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,438,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,438,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 20 of 39

1	NAME OF REPORTING PERSON GAPCO AIV Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 857,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 857,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 21 of 39

1	NAME OF REPORTING PERSON GAPCO AIV Interholdco (GS), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 857,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 857,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 22 of 39

1	NAME OF REPORTING PERSON GA AIV-1 B Interholdco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 23 of 39

1	NAME OF REPORTING PERSON GA AIV-1 B Interholdco (GS), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 24 of 39

1	NAME OF REPORTING PERSON GA AIV-1 A Interholdco (GS), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,538,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,538,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,538,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 25 of 39

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) HRG II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 26 of 39

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP (Bermuda), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 27 of 39

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “common stock”) of HireRight Holdings Corporation, a company incorporated in Tennessee (the “Company”), whose principal executive offices are located at 100 Centerview Drive, Suite 300, Nashville, Tennessee 37214.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic, L.P., a Delaware limited partnership (“GA LP”);

(ii)	GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”);

(iii)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);

(iv)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);

(v)	General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”);

(vi)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”);

(vii)	General Atlantic (Lux) S.à.r.l., a Luxembourg private limited liability company (“GA Lux”);

(viii)	GAP Coinvestments III, LLC, a Delaware limited liability corporation (“GAPCO III”)

(ix)	GAP Coinvestments IV, LLC, a Delaware limited liability corporation (“GAPCO IV”)

(x)	GAP Coinvestments V, LLC, a Delaware limited liability corporation (“GAPCO V”)

(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”)

(xii)	General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”);

(xiii)	General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership (“GAP Lux”);

(xiv) (xv) (xvi) (xvii) (xviii)

General Atlantic Partners AIV-1 A, L.P., a Delaware limited partnership (“GAP AIV-1 A”);

General Atlantic Partners AIV-1 B, L.P., a Delaware limited partnership (“GAP AIV-1 B”);

General Atlantic (SPV) GP, LLC, a Delaware limited liability corporation (“GA SPV”);

General Atlantic Partners 100, L.P. (“GAP100”);

General Atlantic (HRG) Collections, L.P. (“GA HRG Collections”);

(xix) (xx) (xxi) (xxii) (xxiii) (xxiv) (xxv)

GAPCO AIV Holdings, L.P. (“GAPCO AIV Holdings”);

GAPCO AIV Interholdco (GS), L.P. (“GAPCO GS”);

GA AIV-1 B Interholdco, L.P. (“GA AIV-1 B Interholdco”);

GA AIV-1 B Interholdco (GS), L.P. (“GA AIV-B GS”);

GA AIV-1 A Interholdco (GS), L.P. (“GA AIV-A GS”);

General Atlantic Partners (Bermuda) HRG II, L.P. (“GAP HRG II”); and

General Atlantic (SPV) GP (Bermuda), LLC (“GA SPV Bermuda”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAP 100, GAP AIV-1 A, GAP AIV-1 B and GA AIV-1 B Interholdco are collectively referred to as the “GA Funds.” GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and GAPCO AIV Holdings are collectively referred to as the “Sponsor Coinvestment Funds.”

The address of GAP Bermuda LP, GenPar Bermuda, GAP Bermuda IV, GAP Bermuda EU, GAP HRG II and GA SPV Bermuda is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Lux, GA GenPar Lux, and GAP Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg. The address of each of the Sponsor Coinvestment Funds, GA SPV, GA HRG Collections, GAP AIV-1 A, GAP AIV-1 B, GA AIV-1 B Interholdco, GA AIV-B GS, GA AIV-A GS and GA LP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

CUSIP No. 433537107	SCHEDULE 13D	Page 28 of 39

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The limited partners of GA HRG II that share beneficial ownership of the shares held by GA HRG II are the following General Atlantic investment funds: GAPCO CDA, GAPCO III, GAPCO IV, GAPCO V, GAP Lux, GAP Bermuda IV and GAP Bermuda EU. GA GenPar Bermuda is the managing member of GA SPV Bermuda, and GA SPV Bermuda is the general partner of GA HRG II. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux Sarl. GA GenPar Bermuda is the sole shareholder of GA Lux Sarl, the sole member of GA SPV Bermuda, and the general partner of GAP Bermuda IV and GAP Bermuda EU. The limited partners of GA HRG Collections that share beneficial ownership of the shares held by GA HRG Collections are the following General Atlantic investment funds: GAP 100, GAPCO CDA, GAPCO III, GAPCO IV, and GAPCO V. The limited partners of GAPCO GS that share beneficial ownership of the shares held by GAPCO GS are GAPCO AIV Holdings, GAPCO CDA, GAPCO III, GAPCO IV and GAPCO V. The limited partners that share beneficial ownership of the shares held by GA AIV-A GS and GA AIV-B GS are the following General Atlantic investment funds: in the case of GA AIV-A GS, GAP AIV-1 A and in the case of GA AIV-B GS, GAP AIV-1 B and GAP AIV-1 B Interholdco. GA SPV is the general partner of GA HRG Collections, GAPCO GS, GAPCO AIV Holdings, GA AIV-A GS and GA AIV-B GS. GA GenPar is the general partner of GAP AIV-1 A, GAP AIV-1 B, GAP 100 and GAP AIV-1 B Interholdco. GA LP is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V, and the general partner of GAPCO CDA and GA GenPar. GA LP and GAP Bermuda are controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”). There are nine members of the GA Management Committee.

As of the date hereof, there are nine members of the Management Committee. Each of the members of the Management Committee disclaims ownership of the common stock except to the extent he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Management Committee is as a managing director of GA LP.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons obtained the funds for the purchases of common stock reported herein from contributions from the GA Funds and the Sponsor Coinvestment Funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the common stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the common stock. As described in Item 6 below, pursuant to the Stockholders Agreement (as defined below in Item 6), if, and for so long as, the Reporting Persons beneficially own more than 40% of the Company’s outstanding common stock, the Reporting Persons have the right to nominate to the Company’s board of directors (the “Board”) a number of designees equal to at least a majority of the directors of the Board. Pursuant to the Stockholder Agreement, the Reporting Persons have designated two nominees currently sitting on the Board. The Reporting Persons may determine at some future point to exercise their rights under the Stockholders Agreement to nominate additional designees to the Board.

The Reporting Persons expect that they will, from time to time, review their investment position in the common stock or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the common stock. The Reporting Persons may, from time to time, make additional purchases of common stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the common stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the common stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the common stock.

CUSIP No. 433537107	SCHEDULE 13D	Page 29 of 39

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon on an aggregate of 79,484,907 shares of common stock reported by the Company to be outstanding as of October 27, 2022 as reflected in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2022.

By virtue of the fact that (i) the GA Funds and the Sponsor Coinvestment Funds contributed the capital to fund the purchases, and share beneficial ownership of, the common stock held of record by GA HRG II, GA HRG Collection, GAPCO GS, GA AIV-B GS, and GA AIV-A GS, (ii) GA SPV Bermuda is the general partner of GA HRG II, (iii) GAP Bermuda is the general partner of GA GenPar Bermuda, and GenPar Bermuda is the general partner of GAP Bermuda EU and GAP Bermuda IV, the sole member of GA SPV Bermuda and is the sole shareholder of GA Sarl, (iv) GA Sarl is the general partner of GA GenPar Lux and GA GenPar Lux is the general partner of GAP Lux, and (v) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the “AIFM”) as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. (“GASC”) in order to appoint GASC to act as the portfolio manager of GAP Lux (vi) GA SPV is the general partner of GA HRG Collections, GAPCO GS, GAPCO AIV Holdings, GA AIV-A GS and GA AIV-B GS, (vii) GA GenPar is the general partner of GAP AIV-1 A, GAP AIV-1 B, GAP 100 and GAP AIV-1 B Interholdco, (viii) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV, and (ix) the members of the Management Committee control the investment decisions of GA LP, GAP Bermuda and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the common stock owned of record by GA HRG Collections and GA HRG II.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (11) on such Reporting Person’s cover page included herein.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of common stock indicated on row (8) on such Reporting Person’s cover page that may be deemed to be beneficially owned by each of them.

(c) The table below specifies the date, amount and weighted average price of shares of common stock purchased by the Reporting Persons during the 60-day period prior to December 9, 2022. The Reporting Persons effected purchases of shares of common stock through open market transactions and block trades on the New York Stock Exchange.

Trade Date	Common Stock	Price per Common Stock
November 16, 2022	400,000	$9.70
November 17, 2022	76,635	$9.46
November 18, 2022	78,353	$9.39
November 21, 2022	110,054	$10.44
November 22, 2022	300,000	$10.50
November 23, 2022	110,054	$11.05
November 25, 2022	110,054	$11.91
November 28, 2022	350,000	$11.85
November 29, 2022	131,770	$11.71
November 30, 2022	50,200	$12.80 (1)
November 30, 2022	81,570	$12.24 (2)
December 1, 2022	94,218	$12.41 (3)
December 2, 2022	53,125	$12.83 (4)
December 5, 2022	100,000	$13.30 (5)
December 5, 2022	36,033	$12.55 (6)
December 6, 2022	136,033	$12.56 (7)
December 7, 2022	136,033	$12.46 (8)
December 8, 2022	35,868	$12.34 (9)

CUSIP No. 433537107	SCHEDULE 13D	Page 30 of 39

(1) Reflects the price of certain purchases on November 30, 2022. The common stock was purchased pursuant to a 10b5-1 trading plan in multiple transactions at $12.80. The 10b5-1 trading plan was established by GA HRG II, as of November 30, 2022 to provide for purchases of common stock, from time to time, within pre-determined price and quantity limits ("the Plan"). The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(2) Reflects the weighted average price of certain purchases on November 30, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $11.79 to $12.78, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(3) Reflects the weighted average price of purchases on December 1, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $12.20 to $12.60, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(4) Reflects the weighted average price of purchases on December 2, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $12.24 to $13.15, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(5) Reflects the weighted average price of purchases on December 5, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at $13.30. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(6) Reflects the weighted average price of certain purchases on December 5, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $12.22 to 13.14, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(7) Reflects the weighted average price of purchases on December 6, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $12.20 to $12.70, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(8) Reflects the weighted average price of purchases on December 7, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $12.24 to $12.50, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(9) Reflects the weighted average price of purchases on December 8, 2022. The common stock was purchased pursuant to the Plan in multiple transactions at prices ranging from $12.00 to $12.50, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. 433537107	SCHEDULE 13D	Page 31 of 39

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds, the Sponsor Coinvestment Funds and the members of the Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of shares of common stock held of record by GA HRG Collections and GA HRG II as well as such other action taken on behalf of the Reporting Persons with respect to the common stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on December 9, 2022 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Pursuant to a Stockholders Agreement (the “Stockholders Agreement”), dated October 29, 2021, among the Company, GA HRG Collections, and other shareholders of the Company named therein, the Reporting Persons have the right to nominate to the Board a number of designees equal to at least: (i) a majority of the directors of the Board for so long as the Reporting Persons beneficially own over 40% of the Company’s common stock then outstanding; (ii) three of the directors for so long as the Reporting Persons beneficially own over at least 30% but less than or equal to 40% of the common stock then outstanding; (iii) two of the directors for so long as the Reporting Persons beneficially own at least 20% but less than or equal to 30% of the common stock then outstanding; and (iv) one of the directors for so long as the Reporting Persons beneficially own at least 10% but less than or equal to 20% of the common stock then outstanding.

Additionally, so long as the Reporting Persons beneficially own at least 25% of the outstanding common stock, the following actions shall not be taken by the Company, directly or indirectly: (i) any acquisition or disposition in which aggregate consideration is greater than $250,000,000 in a single transaction or series of related transactions; (ii) any transaction in which any Person (as defined in the Stockholders Agreement) or group acquires more than 50% of the then outstanding capital stock of the Company or the power to elect a majority of the members of the Board; (iii) any incurrence or refinancing of Indebtedness (as defined in the Stockholders Agreement) of the Company and its Subsidiaries to the extent such incurrence or refinancing would result in the Company and its Subsidiaries (as defined in the Stockholders Agreement) having Indebtedness (as defined in the Stockholders Agreement) in excess of $750,000,000 principal amount in the aggregate; (iv) hiring or termination of the chief executive officer of the Company; (v) any increase or decrease in the size of the Board; (vi) any reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up; (vii) any repurchase or redemption of capital stock of the Company (other than (x) on a pro rata basis, (y) pursuant to an open market plan approved by the Board or (z) accepting shares from recipients of awards under the Company’s equity incentive plan in satisfaction of the obligation of such recipients to pay the exercise price of options or reimburse the Company for income tax withholding deposits paid by the Company on behalf of such recipients, or repurchase from employees following their departure); (viii) any payment or declaration of dividends on capital stock of the Company; (ix) any entry into a joint venture involving amounts in excess of $50,000,000; or (x) adoption of a poison pill or similar rights plan.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is attached hereto as Exhibit 2.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated October 28, 2021, by and among the Company, GA HRG Collections and the other shareholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, subject to the terms and conditions of the Registration Rights Agreement.

CUSIP No. 433537107	SCHEDULE 13D	Page 32 of 39

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 3.

On November 29, 2022, GA HRG II entered into a new 10b5-1 plan with BTIG, LLC (“BTIG”) effective as of November 30, 2022. Pursuant to the 10b5-1 Plan, BTIG may purchase up to 723,080 shares of common stock of the Company on behalf of GA HRG II. The 10b5-1 Plan terminated on December 8, 2022, with the completion of all purchases under the Plan.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2:

Stockholders Agreement between the Company, GA HRG, and other stockholders named therein, dated October 29, 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report filed on Form 10-K on March 21, 2022).

Exhibit 3:	Registration Rights Agreement by and among the Company, GA HRG II, and other stockholders named therein, dated October 28, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report filed on Form 10-K on March 21, 2022).

CUSIP No. 433537107	SCHEDULE 13D	Page 33 of 39

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 9, 2022

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 34 of 39

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (LUX) S.À.R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

CUSIP No. 433537107	SCHEDULE 13D	Page 35 of 39

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 36 of 39

GENERAL ATLANTIC GENPAR (LUX) SCSp

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

GENERAL ATLANTIC PARTNERS (LUX), SCSp

By:	GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:	GENERAL ATLANTIC (LUX) S.À.R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name: Title:	Ingrid van der Hoorn Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC PARTNERS AIV-1 A, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 37 of 39

GENERAL ATLANTIC PARTNERS AIV-1 B, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (HRG) COLLECTIONS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 38 of 39

GAPCO AIV HOLDINGS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAPCO AIV INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 A INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 39 of 39

GENERAL ATLANTIC PARTNERS (BERMUDA) HRG II, L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA), L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its sole member
By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR